Exhibit 99.1

Sogou Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, China, July 27, 2020 — Sogou Inc. (NYSE: SOGO) (“Sogou” or the “Company”), an innovator in search and a leader in China’s internet industry, announced that today its board of directors (the “Sogou Board”) received a letter (the “Proposal Letter”) containing a preliminary non-binding proposal from Tencent Holdings Limited (“Tencent”) for Tencent to acquire all of the outstanding ordinary shares, including ordinary shares represented American depositary shares (“ADSs”), of Sogou that are not already owned by Tencent or its affiliates for US$9.00 in cash per ordinary share or ADS (the “Proposed Transaction”). The Proposed Transaction, if completed, would result in Sogou becoming a privately-held, indirect wholly-owned subsidiary of Tencent, and Sogou’s ADSs would be delisted from the New York Stock Exchange. A copy of the Proposal Letter is attached hereto as Exhibit A.

The Company expects that a special committee of the Sogou Board, composed solely of independent directors, will consider the Proposal Letter and the Proposed Transaction. The Company cautions the Company’s shareholders and others considering trading the Company’s securities that the Sogou Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that Tencent will make any definitive offer to Sogou, that any definitive agreement relating to the Proposal Letter will be entered into between Sogou and Tencent, or that the Proposed Transaction or any other similar transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor Statement

This announcement may contain forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that Tencent will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and Tencent; or that the Proposed Transaction or any other similar transaction will be approved or consummated.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second-largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services, including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Yadan Ouyang

Brunswick Group

Tel: +86 10 5960 8600

Email: sogou@brunswickgroup.com

Exhibit A

July 27, 2020

The Board of Directors (the “Board”)

Sogou Inc.

Level 15, Sohu.com Internet Plaza

No. 1 Unit Zhongguancun East Road, Haidian District

Beijing 100084

People’s Republic of China

Dear Directors:

Tencent Holdings Limited, for itself or on behalf of its affiliates (collectively, “ Tencent” or “we”), is pleased to submit this preliminary non -binding proposal to acquire all outstanding Class A ordinary shares (the “Class A Ordinary Shares”), including Class A Ordinary Shares represented by American depository shares (“ADSs”, each representing one Class A Ordinary Share), and Class B ordinary shares (together with the Class A Ordinary Shares, the “Shares”), of Sogou Inc. (the “Company”) that are not already beneficially owned by Tencent in a going private transaction (the “Transaction”).

Our proposed purchase price for each Share or ADS is US$9 in cash. We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 56.5% to the closing trading price of the ADSs on July 24, 2020, the last trading day prior to the date hereof and a premium of 84.9% to the volume-weighted average price during the last 30 trading days.

As of the date of this proposal, Tencent has entered into certain support agreement with Mr. Charles Zhang (the “Supporting Shareholder”), who beneficially owns approximately 6.4% of the total issued and outstanding Shares and 0.9% of the total voting power of the Company based on the Company’s public filings, pursuant to which the Supporting Shareholder has agreed to (i) vote all of the Shares beneficially owned by him in favor of the Transaction, and (ii) sell to Tencent all the Shares beneficially owned by him prior to or in the Transaction.

Tencent currently beneficially owns approximately 39.2% of the total issued and outstanding Shares and 52.3% of the total voting power of the Company. Subject to approval by the Company’s board of directors and shareholders (as applicable), Tencent expects that the Transaction may be effected via a long-form merger or short-form merger, as applicable, at the proposed purchase price.

The principal terms and conditions upon which Tencent is prepared to pursue the Transaction are set forth below.

1.                                      Purchase Price. We propose to acquire all of the outstanding Shares and ADSs, other than those beneficially owned by us, at a purchase price equal to US$9 per Share or per ADS in cash. As noted above, this represents a premium of approximately 56.5% to the closing trading price of the ADSs on July 24, 2020, the last trading day prior to the date hereof and a premium of 84.9% to the volume-weighted average price during the last 30 trading days.

2.                                      Financing. We intend to finance the Transaction with our cash on hand. We do not anticipate requiring debt financing to consummate the Transaction.

3.                                      Due Diligence. We are prepared to move expeditiously to complete the proposed Transaction as soon as practicable. We have engaged Goldman Sachs (Asia) L.L.C. as our financial advisor and Davis Polk & Wardwell LLP as our legal counsel. We believe that, with the full cooperation of the Company, we can complete customary commercial, legal, financial and accounting due diligence for the Transaction, in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business subject to a customary form of confidentiality agreement.

4.                                      Definitive Documentation. We are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements”) providing for the Transaction. We expect that such Definitive Agreements with respect to the Transaction will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.                                      Process. We believe that the Transaction will provide superior value to the Company’s shareholders. In considering this proposal, you should be aware that we are interested only in pursuing the Transaction and we do not intend to sell our stake in the Company to any third party.

6.                                      Confidentiality. We trust you will agree with us that it is in our mutual interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7.                                      No Binding Commitment. This proposal is not a binding offer, agreement or an agreement to make a binding offer. This letter is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this proposed Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Sincerely,

TENCENT HOLDINGS LIMITED

By: ______________________

Name: MARTIN LAU

Title: PRESIDENT

[Signature Page to Proposal Letter]